

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

September 28, 2007

Mr. Rajan Kapoor
Group Chief Accountant
The Royal Bank of Scotland Group plc
Business House F
P.O. Box 1000
Edinburgh EH12 1HQ
Scotland

Re: The Royal Bank of Scotland Group plc (RBS)
        File No. 001-10306

Dear Mr. Kapoor:

In a letter dated August 23, 2007, which was followed up with a notarized affidavit dated September 3, 2007, you requested on behalf of RBS that the staff waive the requirement to obtain a written consent from Ernst & Young Accountants with respect to its audit report regarding ABN AMRO Holding N.V. (ABN AMRO). Your letter states that RBS has filed a registration statement on Form F-4, File No. 333-144752 (note different file number than that mentioned in your letter) on July 20, 2007, as amended July 23, 2007, August 3, 2007, September 4, 2007 and September 7, 2007. You state that this registration statement, and all related amendments, relates to the offer by RFS Holdings B.V., a company formed and owned by RBS, Fortis, N.V. and Fortis SA/NV, and Banco Santander S.A. to acquire all of the outstanding ordinary shares of ABN AMRO, including ordinary shares represented by American depositary shares. Your letter also states that you are writing on behalf of RBS with respect to RBS's registration statement on Form F-3, File No. 333-123972, filed with the Commission on April 8, 2005 and one or more prospectus supplements thereto to be filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to one or more securities offerings, the proceeds of which will be used towards the funding of the offer to acquire ABN AMRO.

Ernst & Young Accountants audited ABN AMRO's 2006, 2005 and 2004 financial statements which are incorporated by reference or will be incorporated by reference in the above mentioned Form F-4 and Form F-3 registration statements. Your letter and your accompanying affidavit were furnished pursuant to Rule 437 of Regulation C.

We understand RBS is unable to obtain the consent because ABN AMRO has refused to cooperate, and has also instructed Ernst & Young Accountants to not cooperate in issuing its consent. You have provided correspondence between RBS and ABN AMRO and between RBS and Ernst & Young Accountants where ABN AMRO and Ernst & Young Accountants have responded several times indicating they would not cooperate with the issuance of the consent to RBS for inclusion in the above mentioned registration statements. Based on the information contained in your affidavit, and the staff's understanding that RBS remains unable to obtain the consent of Ernst & Young Accountants, the staff will grant your waiver request concerning written consents in the above mentioned registration statements, and any future amendments and post-effective amendments to those registration statements, provided the company makes the following disclosures in the Forms:

- RBS should state under the Experts section of the filings that the auditor of ABN AMRO's financial statements has not permitted use of its report in RBS's registration statements. The auditor should not be named.
- RBS should clearly disclose the limitations on recovery by investors due to the lack of consent in the Risk Factors and Experts sections of the Forms. No disclosure in the registration statements should expressly or implicitly purport to disclaim ABN AMRO's liability for their financial statements.
- A copy of any prior consent of Ernst & Young Accountants should not be included in any filings.

The staff's conclusion is based solely on the information provided in your letter and affidavit. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please contact Stephanie Hunsaker, Associate Chief Accountant, at 202-551-3512.

Sincerely,

Todd K. Schiffman
Assistant Director